FORM 6-K



                       Securities and Exchange Commission
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                JANUARY                            2005
                                ---------------------------     -----------
Commission File Number          000-23464
                                ---------------------------     -----------

                                Hummingbird Ltd.
------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F                          Form 40-F      X
                           ----------------                  ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                              No       X
                        ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX


     Document                                                          Page No.
     --------                                                          --------

        1.           News Release dated January 11, 2005 ("HUMMINGBIRD      4
                     ENTERPRISE(TM) RECEIVES HIGH ACCLAIM FROM NETWORK COMPUTING MAGAZINE")
        2.           News Release dated January 12, 2005 ("CITY AND         7
                     COUNTY OF BROOMFIELD IMPROVE BUSINESS PROCESSES
                     WITH HUMMINGBIR ENTERPRISE(TM) FOR ESRI")
        3.           News Release dated January 19, 2005 ("HUMMINGBIRD     11
                     REPORTS CONTINUED GROWTH IN SALES AND EARNINGS IN
                     FIRST QUARTER")
        4.           News Release dated January 25, 2005 ("CHARLES         16
                     RUSSELL MIGRATES TO NEXT GENERATION DOCUMENT AND
                     E-MAIL MANAGEMENT PLATFORM BUILT ON HUMMINGBIRD ENTERPRISE(TM)")
        5.           News Release dated January 26, 2005 ("ORCHARD         19
                     IMPLEMENTS HUMMINGBIRD ENTERPRISE(TM) TO SUPPORT
                     GROWING LAW FIRM'S STRINGENT DOCUMENT AND E-MAIL MANAGEMENT REQUIREMENTS")
        6.           News Release dated January 31, 2005 ("LEADING U.S.    22
                     LAW FIRMS SELECT HUMMINGBIRD ENTERPRISE(TM) FOR END-TO-END MATTER LIFECYCLE MANAGEMENT")

                                                                     Document 1

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[GRAPHIC OMITTED]


             Hummingbird Enterprise(TM) Receives High Acclaim from
                           Network Computing Magazine
            Hummingbird's Secure Collaboration and Instant Messaging
                           Capabilities Set It Apart

Toronto - January 11, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Network Computing magazine has recognized Hummingbird Enterprise(TM) Collaboration as a top solution for Web-based team Collaboration. The magazine tested Web-based collaboration tools from eight vendors with evaluations focusing on the features and functionality of collaborative workspace platforms.

In the evaluation, Hummingbird Enterprise Collaboration was ranked highly for its advanced security features, ease of use, management and configuration, and seamless integration with Hummingbird Enterprise suite, a recognized market leading enterprise content management offering.

Hummingbird Enterprise Collaboration enables businesses across the entire industry spectrum to streamline collaborative processes and enhance team productivity. According to Sean Doherty, technology editor of Network Computing, Hummingbird "has excellent documenting features, including check-out/in, workflow and versioning, and comes with a portal for easy navigation."

Hummingbird Enterprise Collaboration targets highly secure extranet-based collaboration and offers the following key capabilities:

o Provides controlled access to highly sensitive information and content with delegated authority and advanced permissions model;

o    Acts on projects in real-time via Instant Messaging (IM);

o Facilitates the creation of secure virtual "deal rooms" for legal and financial services organizations engaged in merger and acquisition projects;

o Provides "ethical walls" functionality by restricting visibility of project participants to others. This feature is especially useful when contract bids and other sensitive projects are involved;

o Receives notifications and allows users to take action on project tasks from mobile devices, further improving project efficiencies;

o Manages project activities with flexible project calendar, timelines, and integrated notifications and alerts;

o    Synchronizes project meetings and tasks with Microsoft Outlook.

Hummingbird Enterprise Collaboration is a robust, highly-secure, Web-based collaborative workspace for dispersed teams across and beyond the enterprise. Hummingbird delivers persistent collaborative content lifecycle management processes, a higher value proposition than ad hoc Collaboration offered by most of the vendors participating in the Network Computing evaluation process. Collaboration objects in the Hummingbird solution are controlled and managed as part of a secure content repository for content lifecycle management solutions such as contract negotiations and "deal rooms" for attorneys and outside counsel to facilitate merger and acquisition projects.

Hummingbird Enterprise Mobility is offered as a value-added component in the collaborative workspace. Hummingbird Enterprise functionality specific to collaboration and instant messaging may be exposed and accessed by remote employees. For example, an attorney may be offsite with a client and need to access status of documents and receive real-time notification of approval to changes. Mobile users can also participate in real-time discussions and collaborative events with other users who are at their desktops. Hummingbird's mobility offering is unique in that it is `actionable mobility' that exposes Hummingbird Enterprise functionality such as tasks, documents and search workflows from within a wide range of mobile devices such as BlackBerry(R), Pocket PCs and Palm(R).

"This recognition from Network Computing further validates the market-leading team collaboration capabilities available in Hummingbird's industry-leading enterprise content management solution," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Hummingbird's comprehensive solution addresses organizational needs by improving the way project teams work, allowing dispersed, cross-functional teams to quickly establish collaborative project workspaces, brainstorm ideas, share information, even from remote locations, manage processes and, ultimately, meet deadlines."

Network Computing's review evaluated software for Web-based collaborative workspaces, comparing Hummingbird Enterprise Collaboration with products from seven other vendors including Entopia, Interwoven, Microsoft, Open Text, SiteScape, Stellent and Vignette. The article, entitled: "Enterprise Collaboration Tools: The Virtual Meeting Room," appears in the December 3, 2004 issue.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Hummingbird Contacts:
Inder Duggal                                  Michele Stevenson
Chief Financial Officer                       Manager, Corporate Communications
Hummingbird Ltd.                              Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                   Tel: 416-496-2200 ext. 2623
inder.duggal@hummingbird.com                  michele.stevenson@hummingbird.com

                                                                     Document 2

[GRAPHIC OMITTED]


         City and County of Broomfield Improve Business Processes with
                      Hummingbird Enterprise(TM) For ESRI

Colorado municipality extends investment in Hummingbird document management system by linking electronic documents to geographic information system through a single web-based interface

Toronto - January 12, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that the City and County of Broomfield, Colorado, is extending its investment in Hummingbird technologies with the implementation of Hummingbird Enterprise(TM) for ESRI. The Hummingbird solution will improve city business processes and enhance operational efficiencies.

Hummingbird Enterprise for ESRI is an integrated solution with ESRI's ArcIMS(TM) software, the city's geographical information system (GIS). The Hummingbird solution links records and documents to the city's GIS, allowing municipal workers to quickly and easily access and manage geographic data records from a web-based mapping interface. Staff across all departments will have access to the data necessary for immediate and informed decisions, increasing productivity.

The City of Broomfield implemented the Hummingbird Enterprise document management (DM) system two years ago to enable faster, more efficient and secure access to a wide variety of documents and information relating to city council services. Every document that city council must review and approve, such as development applications and plans, building permits and construction drawings, is stored in the Hummingbird DM repository. Documents associated with ongoing projects such as the widening of a road or the development of a new soccer field complex, including project schedules, council memos, resolutions and city ordinances, is also stored in the DM repository.

The city's spatial, location-based information such as street and traffic systems, water lines and storm sewer systems for parcels of land and subdivisions is stored in a centralized GIS map library built with ESRI's ArcSDE system and served to customers through ESRI's ArcIMS(TM) software. The ESRI and Hummingbird DM systems work seamlessly together and city staff benefit from the two-way integration linking images and documents to specific geographic data in the ESRI system. The integrated technologies simplify how city staff manage, collaborate, publish and share information.

"Almost 80 percent of what we do has a location component to it. For instance, when planning a new subdivision, we need to consider exactly how we're going to develop the land. For example, road layouts, sewer and gutter plans, the type of houses we're going to put in and even what we're going to name the streets. Every element of the plan goes through a council review process," said Greg Anderson, IT director with the City and County of Broomfield. "There are hundreds of documents associated with this type of project and many different departments are affected including parks and recreation, human services and community development. With Hummingbird Enterprise for ESRI, city managers can simply circle an area on a map that they are interested in and then click off the associated documents they need. They are instantly able to find what they are looking for."

With Hummingbird Enterprise for ESRI, city staff can locate documents in the DM system concerning a business improvement district, for example, or project schedules and engineering drawings for a new regional mall, and then display the corresponding plat maps by clicking on a web-based geographic feature. Documents can be referenced to projects through text-based searches as well as GIS searches.

"The biggest benefit of the integrated systems is the amount of time we save in finding documents that may be permanently lost in some cases or just very hard to find. Previously, we had to rely on the institutional memory of the people involved to find the related documents," continues Anderson. "Now, we are able to quickly find all the information associated with a neighbourhood development. I can have the information I need up on my screen faster than I can tell someone what I'm looking for. It's a great time saver."

When the City of Broomfield chose Hummingbird Enterprise two years ago, they looked at several different document management systems. "We chose Hummingbird DM due to its flexibility in managing multiple file types. We're a combined city and county - it's really like running twenty different businesses - and they each deploy software applications that are completely unique to them, so the number of different file types we have here is incredible," said Anderson

"With Hummingbird, we found we could configure a custom application to view a particular file type if necessary and we can use the same product across all our different departments. That was one of the biggest reasons we chose Hummingbird - the flexibility to be able to use the same product to meet the varying needs of many different departments," added Anderson.

Version control is also a critical feature for the city, and another key reason they chose the Hummingbird document management system. Version control, check-in/check-out, security, and an audit trail assures the staff that they are always working on the most current versions of the files, saving time in project development, eliminating duplicate efforts and improving accuracy of information.

Colorado-based system integration company, Farragut Systems, Inc., worked with the City of Broomfield to integrate the Hummingbird document management technologies with ESRI's ArcIMS. Farragut developed the integration software, the core component of the Hummingbird Enterprise for ESRI solution, which ties the city's document management software with their GIS.

"With Hummingbird Enterprise for ESRI, the City and County of Broomfield has further extended the value of its DM and GIS systems, bridging the gap between content management and GIS to provide a simple interface to all map related information," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "The Hummingbird integrated solution helps simplify city council business processes, improving the quality of service they deliver to the city organization as well as to their constituencies, resulting in clear bottom-line benefits."

Greg Anderson, IT director with the City and County of Broomfield, will be participating on a Hummingbird Enterprise for ESRI panel at Summit 2005, Hummingbird's 5th Annual Worldwide Conference, in Miami, Florida. Panel members will discuss how they are extending the value of their GIS investments with the Hummingbird Enterprise document management system. For more information about Summit 2005, please visit the Hummingbird Website at: http://events.hummingbird.com/summit/2005/index.html

About The City and County of Broomfield
Broomfield, Colorado is a town of 43,000 residents, located midway between Denver and Boulder. It's an award-winning place where living is the Colorado lifestyle at its best. In Broomfield, a true sense of community flourishes and local government prides itself on quality customer service, collaboration and responsiveness - embodied in its mission statement that begins with "Working in partnership with the community..." As testament to its success, residents routinely rank Broomfield in the "excellent" category on annual surveys. In its quest to constantly improve and innovate, Broomfield became Colorado's newest county in 2001, creating a combined city and county government unlike any other, literally reinventing government!

About Hummingbird Enterprise(TM) for ESRI
Hummingbird Enterprise for ESRI, an integrated solution with ESRI's ArcIMS(TM) software, offers a web-based mapping interface for document and records management and queries by linking ESRI's ArcIMS software and Hummingbird DM, an integral component of Hummingbird Enterprise(TM). The Hummingbird solution is applicable across a broad range of industries including government, utilities, education, oil and gas, military and telecommunications. All geographic-based, business-critical information can immediately be linked through one web interface, not only to data, but also to a wide range of documents, such as photographs, engineering drawings, field notes and digitized audio and video. To learn more please visit:
http://www.hummingbird.com/solutions/business/gis.html

About ESRI
For more than 30 years, ESRI has been the leading developer of GIS software with more than 300,000 clients worldwide. ESRI software is used in all 200 of the largest cities in the United States and in more than 60 percent of counties and municipalities nationwide. Headquartered in California, ESRI has regional offices throughout the United States, international distributors in more than 90 countries, and more than 1,400 business partners. ESRI's goal is to develop comprehensive tools that enable users to efficiently manage, use, and serve geographic information to make a difference in the world around them. ESRI also provides consulting, implementation, and technical support services. ESRI can be found on the Web at http://www.esri.com.

About Farragut
Farragut Systems, Inc., (Farragut) has been providing industry-leading GIS and System Integration solutions to government agencies and private corporations since 1993. Farragut supports the entire GIS life cycle, from requirements analysis and implementation planning, through database design and implementation, application development and deployment, and user training. For additional information, visit the Farragut website at http://www.farragut.com.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Corporate Communications
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                     Document 3

[GRAPHIC OMITTED]


                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

  HUMMINGBIRD REPORTS CONTINUED GROWTH IN SALES AND EARNINGS IN FIRST QUARTER
    Total Sales up by 7.8%; Hummingbird Enterprise Sales up 10.6%; Adjusted
                                EPS up by 16.7%

Toronto - January 19, 2005 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a leading global provider of integrated enterprise content management (ECM) solutions, today reported its consolidated results for the first quarter ended December 31, 2004. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

-------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS
(millions of U.S dollars except share data)

                                                          Three Months Ended
                                                              December 31
                                                     --------------------------
                                                        2004             2003
                                                        ----             ----

Sales                                                   53.9             50.0

Net (Loss)                                              (1.7)            (1.3)

Diluted (Loss) Per Share                               (0.10)            (0.07)

Diluted Number of Shares (millions)                     17.5             17.6

Adjusted Net Income (Note)                               6.1              5.3

Adjusted Diluted Earnings Per Share                      0.35             0.30

Adjusted Diluted Number of Shares (millions)            17.6             17.7

Note: Adjusted Net Income comprises Net (Loss) excluding amortization of intangibles, restructuring and other charges, and deferred income tax rate adjustments all net of related taxes.

-------------------------------------------------------------------------------

"I am pleased with our overall performance in the first quarter" said Barry Litwin, President and Chief Executive Officer of Hummingbird, Ltd. Our investments in fiscal 2004 continue to yield positive and tangible traction across all our business lines. Our connectivity business continues to show stability, while our rapidly growing Enterprise Content Management business yielded growth across all of our key markets, including legal, government and financial services. I am particularly encouraged by the accelerated adoption of Hummingbird Enterprise as the platform of choice for content lifecycle management solutions, specifically in the areas of deal management in financial services, correspondence management in government, and contract management. This positive trend confirms that our direction to invest in building reusable enterprise content lifecycle management solutions on the Hummingbird Enterprise platform will form a solid foundation for sustained top line revenue growth, margin contribution and improved shareholder value."

Summary of Q1 FY05 Accomplishments

o Gartner positioned Hummingbird in the Leaders Quadrant in the Enterprise Content Management Magic Quadrant, 2004(1). (See Hummingbird press release: http://www.hummingbird.com/press/2004/leaderecm.html)
o Hummingbird Enterprise was chosen by more than 400 records managers as one of the two market leaders in the e-mail records management in a survey published by Ferris Research(2). (See Hummingbird press release: http://www.hummingbird.com/press/2004/archivingsystems.html)
o The Company experienced significant acceleration of upgrades in its existing installed base of customers to Hummingbird Enterprise 2004.
o Hummingbird won new business in the financial services segment for deal management solutions. This re-enforces the Company's confidence in the success of this initiative as a scalable solution and a significant new market opportunity.
o In the quarter there was increased traction for Hummingbird's contract management solution that addresses a mission-critical business challenge for organizations across multiple industries.

Litwin continued, "In fiscal 2004 we conducted a comprehensive market-driven analysis and validation of customer requirements that formed the foundation of Hummingbird Enterprise 2005. This next release will be unveiled at our Summit 2005 event in Miami Florida, February 7-9, 2005. This release represents an exciting advancement for how our customers will be empowered to manage and maximize value from their pre-existing IT infrastructure and mission critical business content. Centered around the principles of simplicity, and usability for business-centric views of corporate information, Hummingbird Enterprise 2005 is designed to optimize how our customers can cost-effectively and transparently manage enterprise content to deliver mission critical content management solutions."

Financial Highlights

Sales for the quarter ended December 31, 2004 were $53.9 million, representing a 7.8% increase from the quarter ended December 31, 2003. Hummingbird Enterprise revenues for the quarter were $36.6 million, a 10.6% increase from the same quarter last year. Connectivity revenues for the quarter were $17.3 million, up by 2.2% from the similar quarter last year.

Adjusted net income in the current quarter was $6.1 million, compared to $5.3 million in the first quarter of last year, up by 15.7%. Adjusted diluted earnings per share (based on adjusted net income) for this quarter were $0.35, compared to $0.30 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the Company's quarterly performance of its core business since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method which management uses to plan and forecast the Company's results. Adjusted net income is not a recognized measure under U.S. GAAP and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed as an alternative to net income, determined in accordance with U.S. GAAP, as an indicator of the Company's performance.

____________________

(1) Gartner, Inc. Research Note of October 19, 2004, entitled: "Magic Quadrant for Enterprise Content Management, 2004," is co-authored by research directors:
Karen Shegda and Toby Bell; vice presidents: Kenneth Chin and Debra Logan; and Tom Eid, principal analyst in Gartner Dataquest.

(2) Ferris Research "Email Records Management Survey: Guidelines, Technologies, and Trends", September 2004, is available from Ferris Research at www.ferris.com.

During the quarter the Company recorded restructuring and other charges of $7.4 million. The Company continues to review its global operations and in particular considered areas where there was an overlap of its operations due to recent acquisitions. One of the significant items is $2.1 million related to reducing employees to better align costs with revenues in the affected areas. The other significant item amounting to $4.3 million is associated with retirement and related special compensation payments made to certain senior executives.

Expenses for the current quarter, excluding amortization of intangibles and restructuring and other charges increased to $38.4 million, compared to $36.1 million for the first quarter of the previous fiscal year.

For the first quarter of fiscal 2005, Hummingbird reported a net loss of $1.7 million, compared to a net loss of $1.3 million for the same quarter of last year. The diluted loss per share of $0.10 in the current quarter compares to a diluted loss per share of $0.07 for the similar quarter of the prior year.

Total assets as at December 31, 2004 were $371.5 million, compared to $371.7 million as at September 30, 2004. The Company's cash position, including short-term investments, was $134.2 million as at December 31, 2004 up from $130.5 million at the end of the previous quarter. Cash flow generated from operations for the current quarter was $4.0 million. Deferred revenue increased to $66.2 million as at December 31, 2004 from $65.5 million as at September 30, 2004.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1420 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                              Dan Coombes
Chief Financial Officer                   Director, Investor Relations
Hummingbird Ltd.                          Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205               Tel: 416 496-2200 ext. 6359
Fax: 416 496-2207                         Fax: 416 496-2207
inder.duggal@hummingbird.com              daniel.coombes@hummingbird.com


Michele Stevenson
Corporate Communications Manager
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
Fax: 416 496-2207
michele.stevenson@hummingbird.com

                                                                     Document 4

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[GRAPHIC OMITTED]


        Charles Russell Migrates to Next Generation Document and E-mail
            Management Platform Built On Hummingbird Enterprise(TM)

Progressive UK-based law firm provides fee earners with state- of-the-art matter-centric working environment resulting in 400% performance enhancements

Toronto - January 25, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that UK-based law firm, Charles Russell, is completing a firm-wide migration from the two-tier client/server environment of DOCS Open(R), to the multi-tier architecture of Hummingbird Enterprise(TM) DM, part of the Hummingbird Enterprise for Legal solution.

The new platform supports the evolving needs of the progressive law firm, introducing a matter-centric way of working for the firm's 400 fee-earners, offering advanced document management, e-mail management, records management and knowledge discovery, enabling the users to put content into context. In addition, the new platform provides fee-earners with access to matter-related information, documents and e-mails from their BlackBerry(R) wireless devices.

With offices across the United Kingdom, Charles Russell provides full and integrated legal services to businesses, individuals, governments and not-for-profit organizations. The law firm has been a Hummingbird client for many years, until recently using DOCS Open as their document management system. To support their expanding internal document management requirements and to provide new functionality for the fee-earners, the firm decided to upgrade to the multi-tier architecture of Hummingbird Enterprise DM. The advanced enterprise content management platform will help the firm attain a competitive edge in the marketplace, enhances the service capabilities to their clients, and has delivered significant performance improvements for e-mail retrieval and index searching.

Initially focusing on matter-centric computing for e-mail and documents, the firm has plans to extend its use of the Hummingbird platform to enable full matter lifecycle management, taking advantage of other key components of the Hummingbird Enterprise for Legal suite of solutions such as Enterprise Webtop (Hummingbird's portal framework), Mobility and Records Management.

"A key driver in our decision to move to Hummingbird DM was the growing focus on law firms being able to demonstrate they can meet the stringent compliance and corporate governance requirements, concerning both documents and e-mail, within the firm and on behalf of our clients," said Jon Gould, IT Director at Charles Russell. "With Hummingbird DM, we leveraged the sophisticated records and e-mail management functionalities in the product and we now have firm-wide information retention policies, can demonstrate a full audit trail and show total version control capabilities."

With the upgrade to Hummingbird DM, Charles Russell is moving to a single, centralized repository for all matter related documents and records, including e-mails and attachments, resulting in a reduction in storage costs, improved file security, and increased efficiencies. By providing one view of all information related to a matter, attorneys and support staff will have a "one-stop shop" of all the information they need, directly from within the familiar Outlook environment, a Web browser or Windows Explorer. For large, multinational clients, all fee-earners on a distributed team can get the information they need from one source, irrespective of where they are located - therefore providing better service to their clients.

Charles Russell is also leveraging the sophisticated knowledge discovery capabilities offered through Hummingbird KM to implement a complete knowledge management system. This new system will enable fee-earners to more easily discover the most relevant precedents. In addition, rather than simply searching and retrieving the precedent document only, a user can also search for and populate their matter folders with supporting information and documents.

"Using Hummingbird's KM solution we will be able to implement a knowledge management system that enables our lawyers to put information into context, helping our fee-earners reuse and repurpose information and thus do their jobs more effectively and efficiently than before," added Gould.

With Hummingbird Mobility, attorneys at Charles Russell can interact with critical documents and e-mail using their PDA's and BlackBerry(R) wireless devices which are increasingly being adopted by the lawyers at the firm. Users will be able to read, review, approve or forward documents and e-mails from anywhere in the world, anytime, significantly improving productivity.

"By migrating to Hummingbird Enterprise DM, Charles Russell joins a growing list of law firms who are benefiting from the extended functionalities of our leading ECM platform," said Tony Heywood, Senior Vice President, EMEA, Hummingbird Ltd. "Using the Hummingbird solutions, Charles Russell fee-earners and support staff are provided with a matter-centric view of the firm's matter, collective expertise and client information, at any time, wherever they are in the world, improving productivity and enhancing service to its international client base."

About Charles Russell
Charles Russell is an eminent and independent London law firm with three UK offices. We have over 500 staff, more than 260 of whom are lawyers. We have the expertise and size to advise on complex, cross-border transactions and to project manage the input of our networks of major law firms around the world. Clients range from international and FTSE businesses to individuals, from governments to not-for-profit bodies.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Inder Duggal                                Dan Coombes
Chief Financial Officer                     Director, Investor Relations
Tel: 416-496-2200 ext. 2205                 Tel: 416- 496-2200 ext. 6359
inder.duggal@hummingbird.com                daniel.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
michele.stevenson@hummingbird.com

Hummingbird UK Contacts:

Andy Eden                                   Sharon Forder
UK Business Manager                         Marketing Consultant
Hummingbird Legal Solutions Ltd.            Hummingbird Legal Solutions Ltd
Tel: 07919 333 396                          Tel: 07919 333 396
andy.eden@hummingbird.com                   sharon.forder@hummingbird.com

                                                                     Document 5

[GRAPHIC OMITTED]


  Orchard Implements Hummingbird Enterprise(TM) to Support Growing Law Firm's
             Stringent Document and E-Mail Management Requirements
   Integrated document and e-mail management functionality provides UK-based law firm with a matter-centric environment designed to let attorneys work the way they want to work

Toronto - January 26, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Orchard, a London-based commercial law firm, has completed deployment of Hummingbird Enterprise(TM) for Legal, enabling the firm to offer its clients the most up-to-date and cost-effective delivery of legal services.

The Hummingbird document management (DM) platform provides the firm with a single, centralized repository from which fee-earners can easily access and share internal documents and records, including e-mails and attachments, all stored in matter-centric folders. Using the client and matter-centric view, the lawyers can keep better track of all matters relating to a client, improving client service and potential opportunities for new business. Since most communication with clients is through e-mail, a key benefit for Orchard is being able to store all e-mails relevant to a particular matter in the Hummingbird DM system.

"Hummingbird's integrated document management solution is significantly better than any other product we evaluated on the market," said Simon Jones, IT manager at Orchard. "The ability to have one system to manage the firm's entire knowledge assets with one repository rather than several for managing e-mails, provides us with a significant competitive advantage."

With no formal document management system in place, Orchard needed to look for a robust solution that would support its future growth. The firm based its ultimate decision on several important considerations including finding a product that worked `out of the box'; required little or no customization; was user friendly; and could be implemented quickly.

Orchard completed a full market review and evaluation of DM vendors and considered four solutions. "After several months of evaluations, we selected Hummingbird Enterprise, because we were extremely impressed by its feature-rich functionality. A significant driver for us was Hummingbird's e-mail management capabilities," continued Jones. "Being able to share e-mail by client team, to automatically save e-mails into a matter folder and automatically apply the security policies Hummingbird provides is tremendous. We feel that Hummingbird has delivered a solution that will grow with the firm."

A two-stage approach was used for the implementation with Hummingbird consultants completing the entire project in 14 days. Two-fifths of the firm trained and went live in the first week, with the remainder of the firm completing training over the second week.

"In two weeks we had all of our users up and running on the system with no glitches. We had very few customizations and we are extremely impressed with the reliability of the solution," said Jones. "The whole process went smoothly and we have received extremely positive reviews from the users. Since we went live we have had no downtime - the system is very stable. Hummingbird Enterprise has changed the way our users work for the best."

Looking Ahead at Future Deployments

Orchard plans to roll out Hummingbird Enterprise Webtop (Hummingbird's portal framework) in early 2005 enabling fee-earners to have access to the firm's knowledge assets while onsite with clients and when working remotely. They also plan to utilize the collaboration features to provide their clients with better self-service capability using extranets in 2005.

Recognizing the importance of fostering a knowledge-sharing culture, Orchard will also develop a `Know How' library for knowledge management functionality during the second quarter of 2005. Organizing and categorizing internal knowledge will enable the firm to more efficiently deliver such services as standard transactions and will lend a greater hand in getting new lawyers up-to-speed on firm best practices, while preserving and protecting collective knowledge as lawyers leave the firm.

"Hummingbird Enterprise for Legal provides a true end-to-end matter lifecycle management solution that is tailored to the way fee-earners work," said Tony Heywood, Senior Vice President, EMEA, Hummingbird Ltd. "With their new Hummingbird document and e-mail management solution, Orchard lawyers and support staff can now focus more on their client needs and less on their previous labour-intensive document management method."

About Orchard Solicitors
Orchard came into existence as of 1 March 1995. Up until that time, the London office had been part of the regional firm of Bermans. The Firm's philosophy was to build a broad based City practice which could justifiably describe itself as a microcosm of a major city firm. Orchard now provides specialist legal services in the areas of expertise of its partners and also what can be described as General Counsel Advice.

Orchard has always undertaken a significant element of international work too. The Firm not only acts for foreign corporations doing business within Europe but also for UK corporations doing business outside Europe - most notably the United States. At the present time approximately a third of the Firm's business is US related, either acting for US clients doing business in the UK or Continental Europe or project managing transactions or litigation for European clients in the US. In recognition of this fact, the US has become the principal focus of the Firm's international development plans. For more information, please visit: http://www.orchardlaw.com/

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


For further information, please contact:

Inder Duggal                                Dan Coombes
Chief Financial Officer                     Director, Investor Relations
Tel: 416-496-2200 ext. 2205                 Tel: 416- 496-2200 ext. 6359
inder.duggal@hummingbird.com                dan.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
michele.stevenson@hummingbird.com

Hummingbird UK Contacts:

Andy Eden                                   Sharon Forder
UK Business Manager                         Marketing Consultant
Hummingbird Legal Solutions Ltd.            Hummingbird Legal Solutions Ltd
Tel: 07919 333 396                          Tel: 07919 333 396
andy.eden@hummingbird.com                   sharon.forder@hummingbird.com

                                                                     Document 6

[GRAPHIC OMITTED]


          Leading U.S. Law Firms Select Hummingbird Enterprise(TM) for
                     End-to-End Matter Lifecycle Management
    Hummingbird Enterprise continues to help law firms attain a competitive edge in the legal marketplace

Toronto, Ontario and LegalTech, New York - January 31, 2005 - Hummingbird Ltd., (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that several new customers from leading law firms across the United States are adopting Hummingbird Enterprise(TM) for Legal as their document management and knowledge discovery platform. Hummingbird Enterprise for Legal offers law firms an advanced platform for end-to-end matter lifecycle management, designed to let attorneys work the way they want to work.

Hummingbird Enterprise offers an advanced document management and knowledge discovery platform that provides firms with a robust content repository from which fee-earners can easily access and share firm content and internal documents including e-mail and attachments, all accessible and manageable from a matter-centric view.

"Although some classes of documents will interest all or most people in a firm, they amount only to a fraction of the firm's total corpus of knowledge. Compliance and other legal business processes require close management of content firm-wide, which can only be done by a suite that integrates the various content-related functions. This use of the technology is what defines ECM," said Toby Bell, Research Director at Gartner Inc.

"Remember, though, that compliance is first and foremost a business and policy problem and technology is only one part of a strategic corporate performance management initiative. But suite technology helps reward better practice management behaviour by individual associates. ECM makes their contributions more accessible, their expertise more available, and uses better approaches for collaboration than e-mail has traditionally provided." added Bell.

In a recent research report by Gartner Inc. entitled: "ECM Suites Emerge From Industry Consolidation,"(1) Gartner cites the right approach for most organizations is an ECM product suite, advising companies to turn to ECM to reduce the number of point products and content repositories they support; improve compliance and automate vertical processes; and achieve a lower Total Cost of Ownership (TCO) by reducing integration and customization requirements.

This research is consistent with internal findings at Hummingbird about the information management requirements of professional services firms. Customers desire a comprehensive, integrated solution that works `out of the box'; requires little or no customization; offers seamless integration with Microsoft Outlook for discovery, knowledge sharing and e-mail management; is user-friendly; and can be implemented quickly. Hummingbird customers also recognize the growing focus on law firms to be able to meet compliance and corporate governance requirements, not only for the firm, but also on behalf of their clients, and recognize the importance of having a full information retention policy in place.

"We reviewed the leading document management vendors in the legal market. Hummingbird was the clear leader in providing our attorneys with a unified view of all of our matter-related data," said Rod Sagarsee, CIO at Brinks Hofer Gilson & Lione. "Their all-in-one package, combining of all major DM module functions, views and the addition of knowledge management capabilities, illustrates that Hummingbird has listened to the legal industry and is delivering a solution that meets the needs of today's law firms. By far, Hummingbird merges the highest of quality with the most cost effect solution, not just for the short-term, but for total cost of ownership as well."

Hummingbird Enterprise Mobility allows attorneys to interact with critical documents and e-mail using their PDA's and BlackBerry(R) wireless devices - tools that have become ubiquitous in the legal community and necessary for today's busy lawyer. Mobile users can also participate in real-time discussions and collaborative events with other users who are onsite at the firm or with clients offsite. Users are able to read, review, approve or forward documents and e-mails from anywhere in the world, anytime, significantly improving productivity.


____________________

(1) Gartner, Inc. Research Note of 11 November 2004, entitled: "ECM Suites Emerge From Industry Consolidation," is co-authored by research directors:
Karen Shegda and T. Bell; vice presidents: Kenneth Chin, Debra Logan and James Lundy; Lou Latham, principal analyst; and Tom Eid, principal analyst in Gartner Dataquest.

Some of the U.S. law firms that have recently selected Hummingbird's comprehensive suite for practice support, cost control, and increased productivity are: Brinks Hofer Gilson & Lione, one of Chicago's leading firms in the specialty area of intellectual property law; Vogel Law Firm, the largest law firm in north western Minnesota and North Dakota; Horwitz, Horwitz and Associates, Ltd., a Chicago-based family firm; Hinkle Elkouri Law Firm, serving a diverse client base with advice and legal counsel in Wichita, Kansas; and Abernathy Law Firm based in McKinney, Texas.

"Our law firm was looking for a document management system that could integrate our need to manage electronic documents, e-mails and scanned images, and give our attorneys a single, matter-focused interface to access all client information," said Dale D. Holland, Administrator, Vogel Law Firm. "We feel that Hummingbird Enterprise provides a solid foundation today and an excellent suite of products that allows us to grow as our needs change in the future."

"My staff and I have previous experience with Hummingbird's document management family, having come from firms that implemented the software. All of our experiences with Hummingbird document management products and their reliable support gave us the confidence that Hummingbird Enterprise was the right choice for us," said DeAnna L. Williams, Chief Operating Officer, Hinkle Elkouri Law Firm L.L.C. "Our document and e-mail management solution built on Hummingbird Enterprise will provide our attorneys with a matter-centric view of all firm content, including e-mail, from one central location, which will enable fee-earners to easily manage and share work product with co-workers and clients, increasing productivity and client servicing."
"Hummingbird understands the technology challenges faced by law firms in today's highly competitive marketplace and provides its legal clients with the most cost effective, end-to-end matter lifecycle management solution available. With Hummingbird Enterprise for Legal, our customers have best-in-class usability and unmatched scalability to improve organizational efficiencies and enhance client servicing," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "The traction we are seeing among our customers validates our focused strategy and successful execution."

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Hummingbird Contacts:

Inder Duggal                                    Dan Coombes
Chief Financial Officer                         Director, Investor Relations
Tel: 416-496-2200 ext. 2205                     Tel: 416- 496-2200 ext. 6359
Fax: 416-496-2207                               Fax: 416-496-2207
inder.duggal@hummingbird.com                    dan.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207
michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Hummingbird Ltd.
                                            -----------------------------------
                                                        (Registrant)



Date:   February 2, 2005                    By: /s/  Inder P.S. Duggal
        -------------------------               -------------------------------
                                                         (Signature)
                                                Inder P.S. Duggal
                                                Chief Financial Officer and
                                                Chief Controller